FEMTO TECHNOLOGIES INC.

(the **"Company"**)

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON AUGUST 1, 2024
(the **"Meeting"**)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 *Continuous Disclosure Obligations*, this report describes the matters voted upon at the Meeting and the outcome of each vote, all conducted by way of a show of hands:

Matters submitted to a vote:

		Result of Vote
1.	Appointment of Reliant CPA PC as auditor of the Company and authorizing the directors to fix their remuneration	Approved
2.	Setting the number of directors at nine	Approved
3.	Election of the following persons as directors of the Company: • Mor Bzizinsky • Gabi Kabazo • Marcel (Moti) Maram • Niv Shirazi • Stefania Szabo • Avner Tal • Harold Wolkin • Yftah Ben Yaackov • Carmel Zigdon	Approved
4.	The proposed creation and issuance of enhanced voting preference shares of the Company, as described in the Company's information circular dated June 21, 2024 and news release issued on July 19, 2024	Approved

DATED: August 1, 2024

FEMTO TECHNOLOGIES INC.

"Gabi Kabazo"

Per: ___________________________________

Gabi Kabazo
Chief Financial Officer